Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL - January 28, 2019

FORTIS TO SELL ITS INTEREST IN THE WANETA EXPANSION HYDROELECTRIC PROJECT IN BRITISH COLUMBIA

Consistent with its capital investment funding strategy, Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced it has entered into a definitive agreement with Columbia Power Corporation ("CPC") and Columbia Basin Trust ("CBT") to sell its 51% interest in the Waneta Expansion Hydroelectric Project in British Columbia ("Waneta Expansion") for approximately $1 billion. CPC and CBT are currently partners with the Corporation and together own 49% of the Waneta Expansion.

As previously disclosed, the Corporation expects to fund its $17.3 billion five-year capital investment plan at its North American regulated utility business with cash from operations, debt raised at its utilities, common equity from the Corporation's dividend reinvestment plan and $1 to $2 billion of proceeds from non-core asset sales.

"The sale of our interest in the Waneta Expansion helps finance the substantial growth occurring in our regulated utility business, including growth in British Columbia," said Barry Perry, President and Chief Executive Officer, Fortis.  "This transaction completes the asset sale funding component of our five-year capital investment plan."

Fortis expects the transaction to close within 90 days.  Closing is subject to the satisfaction of customary closing conditions for a transaction of this nature and the receipt of routine approvals.

With its partners, Fortis constructed the 335-MW hydroelectric generating facility expansion ahead of time and on budget and, through FortisBC Inc. ("FortisBC"), has operated the facility since it went into production in 2015.  CPC and CBT are both 100% owned by the Government of British Columbia.

FortisBC will continue to operate the Waneta Expansion facility and purchase its surplus capacity.

RBC Capital Markets acted as the exclusive financial advisor to Fortis.

Forward-Looking Information

Fortis includes "forward-looking information" in this media release within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation, statements related to the Corporation's forecast capital spending for the five-year period 2019 through 2023 and potential funding sources, the satisfaction of the conditions precedent and the expected timing of the closing of the transaction.

Forward-looking information is subject to risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include but are not limited to: the implementation of the Corporation's five-year capital plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; and risks relating to failure to complete the transaction and the timing thereof. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be carefully considered and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and Fortis disclaims any intention or obligation to revise or update any forward-looking information, whether as a result of new information, future events or otherwise.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of approximately C$50 billion as at September 30, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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